UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 20 November, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 17 November 2023: Appointment of Sasol President and Chief Executive Officer.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

APPOINTMENT OF SASOL PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Board of Sasol Limited is pleased to announce the appointment of Mr Simon Baloyi as the President and Chief Executive Officer and executive director of the Company with effect from 1 April 2024.

Simon will succeed Mr Fleetwood Grobler, the current President and Chief Executive Officer of Sasol Limited. Fleetwood will continue to serve in an executive advisor role until 31 December 2024, to ensure a smooth and structured handover.

The Board embarked on a comprehensive recruitment programme to identify a successor to Fleetwood. Internal and external candidates were considered and the process sought to identify the best leader for the role to ensure the candidate would be best positioned to most effectively serve the Company's interests going forward.

Simon Baloyi is currently employed as the Executive Vice President, Energy Operations and Technology at Sasol. He has proven technical and operational skills and holds Master's degrees in Engineering Management and in Chemical Engineering. He has served in various management positions since joining the Sasol Group in 2002.

Mr Simon Baloyi noted: "I am looking forward to working with the Board, management, the Sasol family and all our stakeholders."

Mr Stephen Westwell, Chairman of Sasol, said: "Through Fleetwood's resolute leadership, Sasol is on track to be more resilient, and live up to our purpose of innovating for a better world. In January 2024, Fleetwood will celebrate his 40*th* service anniversary with Sasol and we are extremely thankful for his dedication and commitment to Sasol over his illustrious career. In addition, the Board has full confidence in Simon's ability to lead Sasol. We believe that his strategic outlook, excellent leadership skills, technical and business acumen and deep experience of our operations will stand him in excellent stead to take over the helm."

17 November 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary